

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. James H. Moore
Chief Financial Officer
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, WA 99201

> **Re:** **Mines Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006, as amended**
> **Filed March 27, 2007**
> **File No. 001-32074**

Dear Mr. Moore:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief